Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------

                                                 December 13, 2004

                      Fresenius Medical Care AG Refinances

                            Senior Credit Facilities


Bad Homburg, Germany - December 13, 2004 -- Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced the successful closing of the refinancing of $1.2 billion senior credit facilities. A tranche of $750 million revolving facility and a tranche of $450 million term loan have now been extended to February 28, 2010. The total size of these facilities could be reduced from the prior amount of $1.4 billion to now $1.2 billion. This was achieved based on the favorable Cash Flow development of the Company, which resulted in a lower debt level.
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The mandated lead arrangers Bank of America, Credit Suisse First Boston and
Deutsche Bank have syndicated the facilities. The facilities were substantially oversubscribed due to strong support of the bank group with 37 commitments in total. The improved credit quality of Fresenius Medical Care and the favorable market conditions will result in a substantial reduction of interest expense commencing in 2005 going forward.


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,595 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 123,000 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.